March 14, 2008

Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Attn: Kaitlin Tillan

Re:          Mentor Corporation (File No. 001-31744)

Dear Ms. Tillan:

We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the "Commission") set forth in the Commission's letter dated March 5, 2008 (the "SEC Comment Letter") regarding Mentor Corporation's Annual Report on Form 10-K for the fiscal year ended March 31, 2007 and Form 10-Q for the fiscal quarter ended December 28, 2007.  The numbered responses set forth below correspond with the comments contained in the SEC Comment Letter.

Form 10-K for the fiscal year ended March 31, 2007

Financial Statements, page 52

Consolidated Statements of Cash Flows, page 57

1.           We note that you start your presentation of cash flows from operating activities with 'income from continuing operations.'  Please revise future filings to start with net income as required by paragraph 28 of SFAS 95, or explain to us why your presentation complies with U.S. GAAP.

Response:  We believe that our current presentation complies with U.S. GAAP because all of the components required to be disclosed are available to the reader.   The reconciliation of Net Income to Income from Continuing Operations can be performed using information contained on the face of the income statement. We believe that our format represents a more meaningful presentation and disclosure because we believe that our investors are more interested in activities related to continuing operations.  Notwithstanding our view that the existing presentation complies with U.S. GAAP, in order to follow a more strict application of paragraph 28 of SFAS 95, in future filings we will begin the Statement of Cash Flow with such a reconciliation.  For example, for the fiscal year ended March 31, 2007, the presentation would be shown as follows:

Net income	$290,614
Less: Income from discontinued operations, net of income taxes	(1,551)
Less: Gain on sale of discontinued operations, net of income taxes	(231,439)
Income from continuing operations	$57,624

Note E - Accounts Payable and Accrued Liabilities and Long-Term Accrued Liabilities, page 65

2.           We note on page 60 that you have current and long-term deferred revenue, which includes funds received in connection with purchases of the enhanced advantage breast implant limited warranty program.  Yet, we note all of your deferred revenue is recorded as current liabilities.  Please tell us why.

Response:  A portion of deferred revenue should have been classified as long-term.  Had we classified a portion of our deferred revenue as long-term as of March 31, 2007, $9.5 million would have been reclassified from current liabilities to long-term liabilities.  We have considered this reclassification in the context of the guidance provided in SAB 99 from both a quantitative and qualitative standpoint. While SAB 99 does not establish an absolute threshold percentage or amount for determination of the materiality of a potential change in a registrant's financial statements, we believe that the change in the current versus long-term classification would not be substantial enough to impact the investment decision of a reasonable person who relied upon the reported financial statements, given that it has no impact on net income, cash flows or total assets or liabilities.  We also believe that this change in classification would not qualitatively impact an investor's decision as the reclassification would have less than a 2% impact on our working capital.  For these reasons, we believe a revision to our previously filed consolidated financial statements is not necessary.  Our future filings will reflect the reclassification.

Form 10-Q for the quarterly period ended December 28, 2007

Financial Statements, page 4

Note C - Interim Reporting, page 11

3.           We note that your three quarterly interim reporting periods are the thirteen-week periods ending on the Friday nearest the end of the third calendar month, however to facilitate ease of presentation, you show each interim period as if it ended on the last day of the appropriate calendar month.

Please confirm that your financial statements are in fact presented as of and for the 13 weeks ended on the Friday nearest the end of the third calendar month. Otherwise, please clearly explain the adjustments you made in order to present the information as of the end of the last day of each appropriate month.

Tell us why management believes such presentation is appropriate.

Response:  We confirm that our quarterly financial statements are in fact presented as of and for the 13 weeks ended on the Friday nearest the end of the third calendar month.  Management believes that the presentation of the interim periods as though they ended on the last day of the appropriate calendar month is simpler and clearer for investors because the format is comparable to other companies.  Management further believes that it has provided adequate disclosure regarding the fiscal period end dates where appropriate.  Nonetheless, in future filings, our disclosures will present the actual fiscal period end, rather than the calendar month end.

We acknowledge that:

•             the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•             staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•             the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions, please direct them to my attention, and the Company will respond promptly.

Sincerely, MENTOR CORPORATION /s/Mike O'Neill Mike O'Neill Vice President, Chief Financial Officer